Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

DANGDANG HOLDING COMPANY LIMITED,

DANGDANG MERGER COMPANY LIMITED

and

E-COMMERCE CHINA DANGDANG INC.

Dated as of May 28, 2016

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of May 28, 2016 (this “Agreement”), among Dangdang Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Dangdang Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and E-Commerce China Dangdang Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), the parties hereto will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and cease to exist, with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the special committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Shareholders and the Founder Parties), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger (as defined below) and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger, and the sole member of Merger Sub has authorized and approved the Plan of Merger by special resolution;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) the Founder Parties have executed and delivered to Parent a support agreement, dated the date hereof (the “Support Agreement”), providing that, among other things and subject to the terms and conditions set forth therein, each of the Founder Parties agrees to receive no consideration for the cancellation of the Rollover Shares (as defined below) beneficially held by each of them, and that the Founder Parties each will vote their respective Shares held by each of them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (ii) the Rollover Shareholders (as defined below) other than Founder Parties have executed and delivered to Parent a rollover agreement, dated the date hereof (the “Rollover Agreement”), providing that each of the Rollover Shareholders other than Founder Parties agrees to receive no consideration for the cancellation of the Rollover Shares held by each of them as set forth therein, and will subscribe for or otherwise receive, or cause their respective Affiliates to subscribe for or otherwise receive, newly issued shares of Parent;

WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Ms. Peggy Yu Yu and Mr. Guoqing Li (each, a “Guarantor” and collectively, the “Guarantors”) have delivered to the Company a limited guarantee, dated as of the date hereof, in favor of the Company to guarantee the discharge of certain payment obligations of Parent under this Agreement (the “Limited Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01         The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 1.02         Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on the fifth (5th) Business Day following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03         Effective Time.

Subject to the provisions of this Agreement, as early as practical on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective upon the date of such filing or the date within 90 days of the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands, as specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

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Section 1.04         Effects of the Merger.

The Merger shall have the effect set forth in this Agreement, the Plan of Merger and as specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05         Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law or by such memorandum and articles of association; provided, however, that, at the Effective Time, (i) Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the company is E-Commerce China Dangdang Inc.,” and the articles of association of the Surviving Company shall be amended to refer to the name of the Surviving Company as “E-Commerce China Dangdang Inc.” and all references therein to “Dangdang Merger Company Limited” shall be replaced with “E-Commerce China Dangdang Inc.,” and (ii) if necessary, references therein to the authorized share capital of the Surviving Company shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger.

Section 1.06         Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company upon the Effective Time, in each case, except as otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01         Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)         each Class A common share, par value US$0.0001 per share, of the Company (a “Class A Share”) and each Class B common share of the Company, par value US$0.0001 per share (a “Class B Share” and, the Class A Shares and the Class B Shares collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Class A Shares represented by ADSs (each as defined below)) shall be cancelled in consideration for the right to receive US$1.34 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

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(b)         each American Depositary Share, representing five (5) Class A Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in consideration for the right to receive US$6.70 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (as defined below), and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)         all of the Shares, including Class A Shares represented by ADSs (other than the Excluded Shares and the Dissenting Shares), shall cease to exist and shall thereafter represent only the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration without interest;

(d)         each of the Excluded Shares and ADSs representing the Excluded Shares issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(e)         each of the Dissenting Shares shall be cancelled and shall thereafter represent only the right to receive the applicable payments set forth in accordance with Section 2.03;

(f)          each common share, par value US$1.00 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 each, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company; and

(g)         the register of members of the Surviving Company shall be amended to reflect the transactions set forth in this Section 2.01.

Section 2.02        Share Incentive Plans and Outstanding Share Awards.

(a)         At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable.

(b)         Each Vested Company Option that remains outstanding immediately prior to the Effective Time and is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option and (ii) the number of Shares underlying such Vested Company Option; provided that, if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor. No former holder of any Unvested Company Options shall be entitled to any payment with respect thereto.

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(c)         Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements.

(d)         At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Company Share Awards, to effectuate the provisions of this Section 2.02. As promptly as reasonably practicable following the date hereof, the Company shall deliver written notice to each holder of Company Share Awards informing such holder of the effect of the Merger on their Company Share Awards.

Section 2.03         Dissenting Shares.

(a)         Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and held by shareholders who shall have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the CICL and not withdrawn or lost their rights to dissent in accordance with Section 238 of the CICL (whether due to its failure to comply with any procedural requirements of Section 238 of the CICL or otherwise) (collectively, the “Dissenting Shareholders”, and such Shares, the “Dissenting Shares”) shall be cancelled at the Effective Time and not be converted into the right to receive the Per Share Merger Consideration and the Dissenting Shareholders shall instead be entitled to receive only the payment resulting from the procedure in Section 238 of the CICL, with respect to their Dissenting Shares; provided, however, that all Shares held by Dissenting Shareholders who shall have effectively withdrawn or lost their rights to dissent from the Merger under Section 238 of the CICL shall cease to be Dissenting Shares and shall be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, in the manner provided in Section 2.04.

(b)         The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Laws and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c)         In the event that any written notices of objection to the Merger are served by any shareholder of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICL within five (5) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting.

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Section 2.04        Exchange of Share Certificates, etc.

(a)         Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company which be reasonably acceptable to the Special Committee to act as paying agent (the “Paying Agent”) for purposes of paying the holders of Shares and the ADSs. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, ADSs and Company Share Awards (other than Excluded Shares), a cash amount in immediately available funds, which, together with the Deposited Available Cash, shall be sufficient for the Paying Agent to make payments under Sections 2.01(a), 2.01(b), 2.02(b) and 2.03(a) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in the case of payments under Section 2.03(a), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). For the avoidance of doubt, if any shareholder who has taken any step to exercise its dissenter’s rights pursuant to Section 238 of the CICL (e.g., the giving of a written objection pursuant to Section 238(2) of the CICL) subsequently withdraws or loses its dissenter’s rights pursuant to the CICL (whether due to its failure to comply with any procedural requirements of Section 238 of the CICL or otherwise) with respect to any Dissenting Shares, (i) such Shares shall not be subject to Section 2.03 and (ii) Parent or the Surviving Company shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount equal to the product of (x) the number of Shares for which such holder of Shares has lost its dissenter’s rights pursuant to the CICL and (y) the Per Share Merger Consideration. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.04. Parent or the Surviving Company shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares pursuant to this Article II.

(b)         Exchange Procedures. As promptly as practicable after the Effective Time (and in any event within five (5) Business Days in the case of registered holders), the Surviving Company shall cause the Paying Agent to mail, to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company (upon recommendation of the Special Committee) may reasonably agree); and (ii) instructions for effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly after a Dissenting Shareholder has effectively withdrawn or lost his, her or its appraisal rights under the CICL, Parent shall cause the Paying Agent to mail to such Dissenting Shareholder such letter of transmittal and instructions. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares (other than Excluded Shares) represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company (upon recommendation of the Special Committee) shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs (other than the ADS cancellation fee, which shall be payable in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

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(c)         Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than the Excluded Shares or the Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)         Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (x) has been sent to such Person and has been returned undelivered or has not been cashed, or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Dissenting Shareholders and holders of Shares or ADSs who are untraceable and who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

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(e)         Adjustments to Merger Consideration. The Per Share Merger Consideration, the Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares or the vesting of any restricted shares granted under the Company’s share option, incentive or compensation plans or arrangements.

(f)          Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs pursuant to this Section 2.04, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion. Earnings from investments of the Exchange Fund shall be the sole and exclusive property of the Surviving Company. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment in accordance with Section 2.04(a), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments in accordance with Section 2.04(a).

(g)         Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares and ADSs (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to this Article II. Any portion of the Exchange Fund remaining unclaimed by holders of Shares and ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Laws, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(h)         No Liability. None of the Paying Agent, the Rollover Shareholders, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Class A Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)          Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Share Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Share Awards in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent or the Depositary, as the case may be.

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Section 2.05         No Transfers. From and after the Effective Time, (a) no transfer of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Class A Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificate presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled (except for the Excluded Shares and the Dissenting Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Article II.

Section 2.06         Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated December 7, 2010, by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07         Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule delivered to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number, and any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face, (b) as disclosed in the Company SEC Reports (as defined below) prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward looking or cautionary in nature, in each case, other than specific factual information contained therein), or (c) for any matters known or that should have been known, after due inquiry, by any of the Founder Parties or any of their respective Affiliates or Representatives (other than the Company and its Subsidiaries), the Company hereby represents and warrants to Parent and Merger Sub that:

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Section 3.01        Organization and Qualification.

(a)         Each Group Company is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each Group Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be duly qualified, licensed or in good standing would not constitute a Material Adverse Effect.

(b)         A true and complete list of all Subsidiaries of the Company, together with the jurisdiction of organization of each such Subsidiary and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary owned by the Group Company, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except as disclosed in Section 3.01(b) of the Company Disclosure Schedule, (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

Section 3.02        Memorandum and Articles of Association.

The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03        Capitalization.

(a)         The authorized share capital of the Company is US$100,000, divided into 548,955,840 Class A Shares of a par value of US$0.0001 each and 451,044,160 Class B Shares of a par value of US$0.0001 each. As of the date of this Agreement, (i) 279,557,750 Class A Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 131,876,660 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (iii) no Shares are held in the treasury of the Company, and (iv) 6,607,115 Class A Shares have been issued to the Depositary and are held in the Company’s name pending allocation upon exercise of outstanding Company Share Award granted pursuant to the Share Incentive Plans, which, for the avoidance of doubt, are not included in the number of issued and outstanding Shares set forth in clause (i) above. Except as set forth in this Section 3.03, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character to which any Group Company is bound relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

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(b)         Section 3.03(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a summary of the issued and outstanding Company Share Awards and with respect to each batch of Company Share Awards, the number of Shares subject to each such Company Share Award, the price per share at which such Company Share Award may be exercised. All outstanding Company Share Awards have been issued in compliance with all applicable Laws in all material respects, and all requirements set forth in the applicable Company Share Incentive Plan, and the per share exercise price of each Company Option requiring exercise was equal to or greater than the fair market value (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in the case of each Company Option intended to qualify as an “incentive stock option”, and within the meaning of Section 409A of the Code, in the case of each other Company Option awarded to a U.S. person), on the date on which the grant of such Company Option was by its terms to be effective.

(c)         All Shares subject to issuance under the Company Share Awards, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Share Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Share Awards.

(d)         There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other Person.

(e)         The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each such other entity is owned by the relevant Group Company free and clear of all Liens and encumbrances, except for Permitted Encumbrances. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Laws) to receive dividends and distributions on, all such equity securities.

Section 3.04        Authority Relative to This Agreement; Fairness.

(a)         The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Company Recommendation (as defined below) and the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation by the Company of the Transactions have been duly authorized by the Company Board upon the unanimous recommendation of the Special Committee and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

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(b)         The Special Committee comprises three (3) members of the Company Board each of whom is not affiliated with Parent or Merger Sub, is not a member of the Company’s management and qualifies as an “independent director” (as such term is defined in NYSE Listed Company Manual Section 303A.02 and Rule 10A-3 under Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement, the Plan of Merger and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than the holders of the Rollover Shares), (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, and (iii) directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval, and (iv) resolved to recommend authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (other than the holders of the Excluded Shares) (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the Plan of Merger and the Transactions be submitted to holders of Shares for authorization and approval.

(c)         The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by holders of Shares (other than the holders of Excluded Shares) and ADSs (other than the holders of ADSs representing Excluded Shares), as the case may be, is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement for informational purposes only. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 3.05        No Conflict; Required Filings and Consents.

(a)         The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance, except for Permitted Encumbrances, on any property or asset of any Group Company pursuant to, any Contract or obligation to which any such Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach or default which would not constitute a Material Adverse Effect.

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(b)         The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3 which shall incorporate by reference the Proxy Statement, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, and (iv) where the failure to obtain or make, as applicable, any such consent, approval, authorization, permit, filing or notification the failure to make or obtain would not constitute a Material Adverse Effect.

Section 3.06        Permits; Compliance with Laws.

(a)         Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders issued by any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”), and no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, except, in each case, where the failure to be in possession of a Material Company Permit or the suspension or cancellation of any Material Company Permit would not constitute a Material Adverse Effect. All such Material Company Permits are valid and in full force and effect, except for any invalidity or ineffectiveness that would not constitute a Material Adverse Effect.

(b)         No Group Company is in default, breach or violation of (i) any Law applicable to it (including without limitation, (A) any Law applicable to its business, and (B) any Law related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected, or (ii) any Contract, Material Company Permit or obligation to which it is a party or by which it or any of its shares, securities, equity interests, properties or assets is bound, except, in each case, for any conflict, default, breach or violation as would not constitute a Material Adverse Effect. To the knowledge of the Company, no Group Company has received any notice or communication of any material non-compliance with any applicable Law that has not been cured, except for any noncompliance, defaults, breach or violations that would not constitute a Material Adverse Effect.

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(c)         Neither any Group Company, nor any director or officer of any Group Company, nor, to the knowledge of the Company, any employee of any Group Company or agent acting on behalf of any Group Company, has offered, paid, promised to pay or authorized the payment of any money or anything else of value, whether directly or through another person, to:

(i)          any Government Official in order to improperly (A) influence any act or decision of any Government Official, (B) induce such Government Official to use his or its influence with a Governmental Authority or (C) otherwise secure any improper advantage; or

(ii)         any other person in any manner that would constitute commercial bribery or an illegal kickback, or would otherwise violate any applicable Anticorruption Law.

(d)         Neither any Group Company nor, to the knowledge of the Company, any director, officer, employee, representative, agent or affiliate of any Group Company, or any person or entity acting on behalf of any Group Company (i) is currently subject to or the target of any U.S. sanctions administered by the Office of Foreign Assets Control of U.S. Treasury Department or (ii) has violated, or operated not in compliance with any applicable export restriction, anti-boycott regulation or embargo regulation.

Section 3.07        SEC Filings; Financial Statements.

(a)         The Company has filed or furnished, as applicable, all required forms, reports and documents with the SEC since January 1, 2013 (collectively, the “Company SEC Reports”), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC. The Company SEC Reports did not contain, when filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file or furnish any form, report or document with the SEC.

(b)         The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports complied, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, in all material respects, the consolidated balance sheets of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of operations and changes in shareholders’ equity and comprehensive income for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate). Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto.

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(c)         The Company has implemented disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the Company’s chief executive officer and chief financial officer or other Persons performing similar functions by others within those entities.

(d)         Except as and to the extent set forth on the audited annual report of the Group Companies for the year ended December 31, 2015 filed with the SEC on April 29, 2016, including the notes thereto, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, determined, determinable, fixed, contingent or otherwise), in each case that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, except for liabilities and obligations (x) incurred in the ordinary course of business consistent with past practice since December 31, 2015, (y) incurred pursuant to this Agreement or in connection with the Transactions, or (z) that would not constitute a Material Adverse Effect.

(e)         Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures as of December 31, 2015 which could reasonably adversely affect the Company’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(f)         The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NYSE).

Section 3.08        Proxy Statement.

The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

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Section 3.09        Absence of Certain Changes or Events.

Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since January 1, 2016, the Group Companies have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been a Material Adverse Effect.

Section 3.10        Absence of Litigation.

There is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority, except for any such Action that would not constitute a Material Adverse Effect. To the knowledge of the Company, no Group Company, nor any share, security, equity interest, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order of any Governmental Authority, except as would not constitute a Material Adverse Effect.

Section 3.11        Employment Matters.

(a)        All material benefit and compensation plans (the “Company Benefit Plans”) covering Employees are listed in Section 3.11(a) of the Company Disclosure Schedule.

(b)        Except as provided herein, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c)        Each Group Company is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of social security Taxes or any other Taxes and other sums as required by the appropriate Governmental Authority, except as would not constitute a Material Adverse Effect. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to any Group Company, or any charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority in any jurisdiction in which any Group Company has employed or employ any Person, that would constitute a Material Adverse Effect.

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(d)         With respect to each Company Benefit Plan, (i) all material payments due from the Company or Subsidiaries to the date hereof have been made and all material amounts properly accrued to the date hereof, or as of the Closing Date, as liabilities of the Company and Subsidiaries that have not been paid have been properly recorded on the books of the Company and (ii) there are no pending or, to the knowledge of the Company, threatened proceedings or order by any Governmental Authority with respect to such Company Benefit Plan or against the assets of such Company Benefit Plan (other than routine claims for benefits) that would constitute a Material Adverse Effect. Each Company Benefit Plan is and has at all times been operated and administered in material compliance with the provisions thereof and all applicable legal requirements.

(e)         The Company is not obligated, other than pursuant to the Company Benefit Plans, to grant any options or other rights to purchase or acquire Shares to any Employees, consultants or directors of the Company after the date hereof.

Section 3.12        Labor Matters.

(a)         There are no labor or collective bargaining agreements which pertain to Employees of the Company or any of its Subsidiaries.

(b)         As of the date hereof, except as would not constitute a Material Adverse Effect: (i) there is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each Group Company is in compliance with all applicable Laws of the PRC relating to employment, termination, wages and hours and social security, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.

Section 3.13        Real Property; Title to Assets.

(a)         Section 3.13(a) of the Company Disclosure Schedule sets forth all parcels of land, together with all buildings, structures, improvements and fixtures located thereon, and all material easements and other rights and interests appurtenant thereto, owned by the Group Companies (“Owned Real Property”). Each Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to each parcel of Owned Real Property, free and clear of all Liens except for (i) Permitted Encumbrances; (ii) Liens for Taxes and general and special assessments not in default and payable without penalty and material interest, and (iii) other Liens which do not materially interfere with the Company’s or any of its Subsidiaries’ use and enjoyment of such real property or materially detract from or diminish the value thereof. There are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

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(b)         Section 3.13(b) of the Company Disclosure Schedule sets forth all material leases, subleases and other agreements (and all modifications, amendments and supplements thereto and all side letters to which any Group Company is a party materially affecting the obligations of any party thereunder) (the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (“Leased Real Property”). Each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, except where the invalidity, on-binding effect or unenforceability of such Real Property Lease would not constitute a Material Adverse Effect. All rent and other sums and charges payable by the Group Companies as tenants under each Real Property Lease are current, no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s knowledge, the landlord, exists under any Real Property Lease. Each Group Company has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens, except (i) Permitted Encumbrances, (ii) Liens for Taxes and general and special assessments not in default and payable without penalty and material interest, and (iii) other Liens which do not materially interfere with the Company’s or any of its Subsidiaries’ use and enjoyment of such real property or materially detract from or diminish the value thereof.

Section 3.14        Intellectual Property.

(a)         The Group Companies own or have a valid and enforceable right or license to use (in the manner in which the same is being used on the date hereof), all material Intellectual Property used by the Group Companies, other than any Intellectual Property that the invalid or unenforceable right or license to use such Intellectual Property would not constitute a Material Adverse Effect. With respect to each item of material Intellectual Property owned by any Group Company (“Company Owned Intellectual Property”), such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property free and clear of all encumbrances, other than Permitted Encumbrances, and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business. The Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, and to the knowledge of the Company, no Person is engaging in any activity that infringes upon the Company Owned Intellectual Property, except where such invalidity, unenforceability or infringement would not constitute a Material Adverse Effect.

(b)         With respect to each item of Intellectual Property licensed to any Group Company (“Company Licensed Intellectual Property”), except as would not constitute a Material Adverse Effect, (i) such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property; (ii) each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on the Group Company and, to the knowledge of the Company, all other parties to such license, and is in full force and effect; and (iii) to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder. Except where the failure to do so would not constitute a Material Adverse Effect, all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and, to the knowledge of the Company, the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Company or the Subsidiaries to maintain their validity or effectiveness.

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Section 3.15        Taxes.

(a)          (i) Each Group Company has filed all material Tax returns and reports required to be filed by it and has timely paid and discharged all material Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings; (ii) all such Tax returns are true, accurate and complete in all material respects; (iii) no taxing authority or agency is now asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith; (iv) there are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of material Taxes against any Group Company; (v) each Group Company has properly and timely withheld, collected and deposited all material Taxes that are required to be withheld, collected and deposited under applicable Laws;

(b)          No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax. No Group Company is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all required material Tax returns, and no written notice has been received from any jurisdiction in which material Tax returns have not been filed by any Group Company to the effect that the filing of Tax returns may be required. No written claim has ever been made by a Governmental Authority in a jurisdiction where any Group Company does not file material Tax returns that such Group Company is or may be subject to taxation by that jurisdiction.

Section 3.16        No Secured Creditors; Solvency.

(a)          Except as disclosed in Section 3.16(a) of the Company Disclosure Schedule, no Group Company has any secured creditors holding a fixed or floating charge or security interest.

(b)          No Group Company has taken any steps to effect or commence any liquidation, dissolution, restructuring, reorganization or otherwise seek protection pursuant to any bankruptcy or insolvency law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate any involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Each Group Company and the Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.17        Material Contracts.

(a)          Except for this Agreement and Contracts filed as exhibits to the Company SEC Reports prior to the date hereof, as of the date hereof, none of the Company or any of its Subsidiaries is a party to or bound by any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act (each, a “Material Contract”);

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(b)          Except as would not constitute a Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and no Group Company is in material breach or violation of, or default under, any Material Contract, (ii) no Material Contract has been canceled by the other party; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or default under, any Material Contract; (iv) no Group Company has received any claim of material default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that could give rise to any claim of material default under any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract.

Section 3.18        Environmental Matters.

Except as would not constitute a Material Adverse Effect: (a) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law, and all such permits, licenses and other authorizations are in full force and effect; (b) no property currently owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) no Group Company has received any written notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law; and (d) no Group Company is subject to any order of any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. This Section 3.18 constitutes the only representations and warranties of the Company with respect to Environmental Law.

Section 3.19        Insurance.

The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance. No Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. To the Company’s knowledge, none of the Group Companies (i) have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies or (ii) have been denied any insurance coverage which it has sought or for which it has applied.

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Section 3.20        Interested Party Transactions.

None of the officers or directors of the Company is presently a party to any transaction with the Company which would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers, directors and employees of a Group Company), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company), (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including Company Share Awards, in each case, in the ordinary course of business and consistent with past practice.

Section 3.21        Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws that may be applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.22        Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.23        No Additional Representations.

Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any Group Company or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01        Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under this Agreement in any material respect.

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Section 4.02        Capitalization.

(a)          Section 4.02 of the Parent Disclosure Schedule sets forth the authorized share capital of Parent, the number of issued and outstanding ordinary shares of Parent, and the names of the ultimate beneficial owners of Parent, in each case, as of the date of this Agreement. All the outstanding ordinary shares of Parent are duly authorized, validly issued, fully paid and non assessable. Parent was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, or pursuant to this Agreement, or related to the Transactions.

(b)          The authorized share capital of Merger Sub consists of 50,000 ordinary shares, par value US$1.00 per share. As of the date hereof, one ordinary share of Merger Sub is issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, or pursuant to this Agreement, or related to the Transactions. The Merger Sub does not have any Subsidiaries.

Section 4.03        Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub, the execution and delivery of the Plan of Merger by Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.04        No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of the Plan of Merger by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the performance of the Plan of Merger by Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their obligations under this Agreement in any material respect.

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(b)          The execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of the Plan of Merger by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub, the performance of the Plan of Merger by Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC and the filing of an amendment to Schedule 13D with the SEC), (ii) for compliance with the rules and regulations of NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL.

(c)          Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.05        Financing.

(a)          Parent has delivered to the Company a true and complete copy of an executed debt commitment letter from Bank of China Limited, Shanghai Pudong Development Zone Sub-Branch (the “Debt Commitment Letter”, and together with, if any, the Additional Commitment Letters (as defined below), the “Financing Commitments”, and each a “Financing Commitment”). Pursuant to the Debt Commitment Letter, the Bank of China Limited, Shanghai Pudong Development Zone Sub-Branch has agreed to provide the financing in the aggregate amount set forth in such Debt Commitment Letter, subject to the terms and conditions therein, the proceeds of which shall be used to finance, among other things, the consummation of the Merger and the other Transactions (the “Debt Financing”). Assuming the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 7.02 or the waiver thereof, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Debt Financing and the other Transactions, and to pay all related Expenses. The Debt Financing and any financing contemplated under the Additional Commitment Letters (as defined below), if any, are collectively referred to as “Financing”.

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(b)          The Debt Commitment Letter is, and each of the Additional Commitment Letters, if any, when delivered, will be, in full force and effect and a legal, valid and binding obligation of Parent, Merger Sub and, to the knowledge of Parent, the other parties thereto. The Debt Commitment Letter has not been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 6.07(b)), the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect and, to the knowledge of Parent, no such withdrawal, termination or restriction is contemplated. Parent or Merger Sub has fully paid any and all fees, if any, that are payable on or prior to the date hereof under the Financing Commitments and will pay, as of the Closing, all other fees arising under the Financing Commitments as and when they become due and payable thereunder on or prior to the Closing. The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing or the Alternative Debt Financing (as defined below).

(c)          No event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent, Merger Sub or, to the knowledge of Parent, any other parties thereto under the Financing Commitments. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time. The Debt Commitment Letter contains, and the Additional Commitment Letters, if and when delivered, will contain, all of the conditions precedent to the obligations of the parties thereunder to make the Financing pursuant to the applicable Financing Commitment available to Parent on the terms therein.

(d)          There are no side letters or other oral or written Contracts related to the funding of the full amount of the Financing to which Parent or any of its Affiliates is a party other than (i) as expressly set forth in the Financing Commitments, (ii) customary fee letters relating to the Debt Financing and (iii) any customary engagement letter(s) and non-disclosure agreement(s) with the providers of the Debt Financing that do not impact the conditionality or amount of the Debt Financing.

Section 4.06        Ownership of Company Shares.

As of the date hereof, other than as a result of this Agreement, the Support Agreement and the Rollover Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 4.07        Solvency.

Parent and Merger Sub, individually and on a consolidated basis, are not Insolvent as of the date hereof. After giving effect to the Transactions to occur at the Closing, the Surviving Company will not be Insolvent at or immediately after the Effective Time, assuming (a) satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth herein or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” or other words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects).

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Section 4.08        Certain Arrangements.

Other than this Agreement, except as set forth in Section 4.08 of the Parent Disclosure Schedule, as of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Group Companies), on the one hand, and any member of any Group Company’s directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration in connection with the Transactions or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal. Parent has delivered to the Company a true, complete and correct copy of each of the Support Agreement and the Rollover Agreement, each of which is in full force and effect and constitutes a legal, valid and binding obligation of Parent, and to the knowledge of Parent, the parties thereto (in each case, subject to the Bankruptcy and Equity Exception). To the knowledge of Parent, no event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any party under the Support Agreement or the Rollover Agreement. There are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party related to the subject matter of the Support Agreement or the Rollover Agreement or other than as expressly set forth in the Support Agreement or the Rollover Agreement, except for any Contracts Parent or its Affiliates may enter into in connection with the execution, delivery or performance of any Additional Commitment Letters with any of the Additional Financing Sources or their respective Affiliates, which Contracts shall be in form reasonably acceptable to the Special Committee.

Section 4.09        Brokers.

Except for China Renaissance Partners and CITIC Securities Co., Ltd., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.10        Limited Guarantee.

The Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantors, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under the Limited Guarantee.

Section 4.11        Proxy Statement.

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or by its officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives (collectively, “Representatives”) for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

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Section 4.12         Absence of Litigation.

As of the date hereof, (i) there is no Action pending or, to the knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates (other than the Group Companies) before any Governmental Authority; (ii) there is no judicial judgment, ruling, order or decision outstanding against Parent, Merger Sub or any of their respective Affiliates (other than the Group Companies); and (iii) neither Parent nor Merger Sub nor any of their Affiliates (other than the Group Companies) is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Authority, or any order of any Governmental Authority.

Section 4.13         Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Group Companies for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations and warranties of the Company set forth in Article III).

Section 4.14         No Reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Group Companies and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Group Companies or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

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Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01        Conduct of Business by the Company Pending the Merger.

The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, as expressly contemplated by any other provision of this Agreement or as required by applicable Law, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (A) the Company shall (i) conduct the businesses of the Group Companies in the ordinary course of business and consistent with past practice in all material respects; and (ii) use its commercially reasonable efforts to preserve substantially intact the business organization of the Group Companies in all material respects, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers and other persons with which any Group Company has material business relations as of the date hereof.

By way of amplification and not limitation, until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by any other provision of this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent:

(a)          amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)          issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of any Group Company (other than in connection with the exercise of any Company Equity Award in accordance with the Share Incentive Plans, the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries or pursuant to existing contracts or commitments), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of any Group Company, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value in excess of US$3,000,000 in the aggregate, except in the ordinary course of business and in a manner consistent with past practice;

(c)          declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(d)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares (other than the acquisition by the Company of its securities in connection with the forfeiture of Company Equity Awards, the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries);

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(e)          effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiaries;

(f)          (i) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets, with a value or purchase price (including the value of assumed liabilities) in excess of US$3,000,000, other than (x) pursuant to existing Contracts or commitments, or (y) in the ordinary course of business; (ii) incur, assume, alter, amend or modify any Indebtedness in excess of US$3,000,000 individually or US$30,000,000 in the aggregate, or guarantee such Indebtedness, or issue any debt securities or make any loans or advances in excess of US$3,000,000 individually or US$30,000,000 in the aggregate, other than (x) any indebtedness or guarantee incurred in the ordinary course of business or (y) incurred between the Company and any of its direct or indirect wholly owned Subsidiaries or between any of such direct or indirect wholly owned Subsidiaries; or (iii)  authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$3,000,000 or capital expenditures which are, in the aggregate, in excess of US$30,000,000 for the Group Companies taken as a whole;

(g)          make any changes with respect to any accounting policies, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in GAAP or applicable Law;

(h)          settle any Action other than any settlement involving the payment of monetary damages not in excess of US$500,000;

(i)          fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(j)          make or change any material Tax election or settle or finally resolve any material controversy with respect to Taxes; or

(k)          enter into any formal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02         Conduct of Business by Parent and Merger Sub Prior to the Effective Time.

Except as expressly contemplated by or permitted by this Agreement or with the written consent of the Company, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, neither Parent nor Merger Sub shall (a) take any action that is intended to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action which would prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Transactions, including the Merger.

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Section 5.03         No Control of Other Party’s Business.

Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01         Proxy Statement and Schedule 13E-3.

As promptly as reasonably practicable following the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare and cause to be filed a proxy statement relating to the authorization and approval of this Agreement and the Plan of Merger by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed a Schedule 13E-3. The Company, Parent and Merger Sub shall use their reasonable efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) as promptly as reasonably practicable after the date of this Agreement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3. Each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments to or from the SEC. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub an opportunity to review and comment on such document or response, (ii) shall include in such document or response comments reasonably proposed by Parent and Merger Sub and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of Parent and Merger Sub, which approval shall not be unreasonably withheld or delayed. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.04, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

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Section 6.02         Company Shareholders’ Meeting.

(a)          Unless this Agreement is validly terminated in accordance with Article VIII hereof, the Company shall, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and in accordance with applicable Law and the Company’s memorandum and articles of association, (i) establish a record date for determining shareholders of the Company entitled to vote at the shareholders’ meeting, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Class A Shares represented by ADSs, as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur as promptly as reasonably practicable following the mailing of the Proxy Statement (the “Shareholders’ Meeting”), for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (iii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Class A Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Class A Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Notwithstanding the foregoing, the Company may postpone or adjourn the Shareholders’ Meeting (i) with the prior written consent of Parent, (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined (acting upon the recommendation of the Special Committee) in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting.

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(b)          Unless there has been a Change in the Company Recommendation pursuant to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement. The Company agrees that, unless this Agreement is validly terminated in accordance with Article VIII hereof, its obligations pursuant to this Section 6.02 (including, without limitation, its obligations to call, give notice of, convene and hold the Company Shareholders’ Meeting and to solicit from its shareholders proxies, in each case, in accordance with this Section 6.02) shall not be affected by the commencement, public proposal, public disclosure, announcement, communication or submission to the Company or any other person of any Acquisition Proposal or by any Change in the Company Recommendation. Unless this Agreement is validly terminated in accordance with Article VIII hereof, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take all other actions necessary or advisable to secure the Requisite Company Vote in accordance with applicable Law and the Company’s memorandum and articles of association.

Section 6.03         Access to Information.

(a)          From the date hereof until earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII and subject to applicable Laws and the terms of, the Confidentiality Agreement and any other Contract to which any Group Company is a party, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent and its Representatives reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct the Company Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure could (x) result in the loss of attorney-client or other legal privilege of the Company or any of its Subsidiaries, (y) contravene any applicable Law or requirements of any Governmental Authority, or (z) violate any binding agreement entered into prior to the date of this Agreement (provided, however, that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from the party to such binding agreement).

(b)          All information obtained by Parent and its Representatives pursuant to this Section 6.03 shall be kept confidential in accordance with the Confidentiality Agreement.

(c)          No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

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Section 6.04         No Solicitation of Transactions.

(a)          Except as set forth in Section 6.04(c), the Company agrees that neither it nor any of its Subsidiaries nor any of the directors, officers or employees of any Group Company will, and that it will direct the Group Companies’ respective affiliates, officers, directors, employees, agents, consultants, investment bankers, attorneys, accountants or other advisors (collectively, the “Company Representatives”), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information with respect to any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into, maintain or continue discussions or negotiations with, or provide any non-public information with respect to any Group Company to, any Person in furtherance of such Acquisition Proposal, (iii) agree to, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement to the extent permitted under Section 6.04(b)), or (iv) release any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party. The Company shall notify Parent as promptly as practicable (and in any event within twenty-four (24) hours after the Company has knowledge thereof), orally and in writing, of any written Acquisition Proposal or any offer proposal that would reasonably be expected to lead to an Acquisition Proposal, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact and (z) whether the Company has any intention to provide nonpublic information to such party. The Company shall keep Parent informed, on a reasonably current basis (and in any event within twenty-four (24) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall (A) promptly notify Parent orally and in writing if it determines to initiate actions concerning an Acquisition Proposal, in each case as permitted under this Section 6.04 and (B) provide Parent with forty-eight (48) hours’ prior notice of any meeting of the Company Board or the Special Committee (or such shorter prior notice as actually provided to the Company Board or the Special Committee), as applicable, that is reasonably expected to consider any Acquisition Proposal. Immediately upon the execution and delivery of this Agreement, the Company shall cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal (other than, prior to the receipt of the Requisite Company Vote, the Existing Proposal).

(b)          Notwithstanding anything to the contrary in this Section 6.04, at any time prior to the receipt of the Requisite Company Vote, the Company and its Representatives may, following the receipt of a written Acquisition Proposal (provided that such Acquisition Proposal shall not have been obtained in violation of Section 6.04(a) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such Acquisition Proposal):

(i)          contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof and to notify such Person of the restrictions of this Section 6.04 to the extent that the Special Committee shall have unanimously determined in good faith that such contact is necessary to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and/or

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(ii)         provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of, and enter into discussions with, the Person or group of Persons who has made such Acquisition Proposal, if prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement, which shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement (an “Acceptable Confidentiality Agreement”), a copy of which shall be provided to Parent; provided that the Company shall make available to Parent all material information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access promptly after it is provided or made available to such Person or group of Persons to the extent not previously provided to Parent and Merger Sub;

provided that prior to taking any action described in Section 6.04(b)(ii) above, the Company Board has determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that (x) such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) failure to provide such information or enter into discussions with such person would be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law. Notwithstanding anything to the contrary in this Section 6.04, prior to the receipt of the Requisite Company Vote, the Company may continue to take any of the actions described in this Section 6.04(b) with respect to the Acquisition Proposal publicly announced on March 9, 2016 and subsequently received by the Special Committee (the “Existing Proposal”), if the Company Board has determined, in its good faith judgment upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that such Existing Proposal constitutes or could reasonably be expected to result in a Superior Proposal; provided that (I) the Company shall disclose all information which is disclosed to the maker of the Existing Proposal or any Representative thereof to Parent unless previously provided to Parent, (II) the Company shall have entered into an Acceptable Confidentiality Agreement with the maker of the Existing Proposal, which shall have contained a “standstill” provision no less favorable to the Company than that in the Confidentiality Agreement, and (III) in the event that the discussions or negotiations between the Company and the marker of the Existing Proposal regarding the Existing Proposal are terminated by the Company or the maker of the Existing Proposal, the Company shall request that such Person promptly return or destroy (and the Company shall use commercially reasonable efforts to cause any such destruction to be certified in writing by such Person to the Company) any confidential material provided to such Person or any of its Representatives in accordance with the Acceptable Confidentiality Agreement between the Company and such Person.

(c)          Except as set forth in Section 6.04(d) or Section 6.04(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, or resolve or publicly announce to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, any Acquisition Proposal or (D) if a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, fail to recommend against acceptance of such tender offer or exchange offer by its shareholders within five (5) Business Days after commencement (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company of any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, agreement or other or similar document, Contract or obligation with respect to any Acquisition Proposal, other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

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(d)          Notwithstanding the foregoing and subject to compliance by the Company and the Company Board with this Section 6.04, from the date of this Agreement and prior to the receipt of the Requisite Company Vote, if the Company has received an unsolicited, bona fide written Acquisition Proposal and the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee, upon advice by a financial advisor of internationally recognized reputation and independent legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, the Company Board may, upon the unanimous recommendation of the Special Committee, (x) effect a Change in the Company Recommendation and/or (y) authorize the Company to (1) terminate this Agreement in accordance with Section 8.03(a) and (2) immediately prior to, contemporaneously with or immediately following the termination of this Agreement, enter into or execute any Alternative Acquisition Agreement with respect to such Superior Proposal, but only if (i) the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such Acquisition Proposal; (ii) after (A) providing at least five (5) Business Days’ written notice (the “Notice Period”) to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such Acquisition Proposal that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d); and (iii) following the end of such Notice Period(s), the Company Board shall have determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), after considering the terms of any proposed modification or amendment to this Agreement by Parent, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e)          Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal; provided that, if such disclosure includes a Change in the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not constitute a Change in the Company Recommendation).

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Section 6.05         Directors’ and Officers’ Indemnification and Insurance.

(a)          The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any of the Indemnified Parties (as defined below) with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with and subject to its terms, and during the period of six (6) years from the Effective Time, such indemnification agreements shall not be amended, repealed or otherwise in any manner that would adversely affect the rights of such indemnified parties thereunder..

(b)          The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Parties, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or the Surviving Company under this Section 6.05(b) shall terminate.

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(c)          Subject to the terms and conditions of this Section 6.05, from and after the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Company shall comply with all of its obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Subsidiary arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director or an officer of the Company or any of its Subsidiaries.

(d)          In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e)          The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06         Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)          any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

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(b)          any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries or Affiliates, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure.

Section 6.07         Sufficient Funds; Financing.

(a)          Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Financing in a timely manner including by (i) maintaining in full force and effect the Financing Commitments, (ii) satisfying, or causing its Representatives to satisfy, on a timely basis all conditions to the closing of the funding in the Financing Commitments applicable to Parent and/or Merger Sub that are within their respective control, (iii) fully enforce its rights under the Financing Commitments, (iv) negotiating and executing a definitive debt financing agreement on the terms set out in the Debt Commitment Letter (the “Debt Financing Agreement”) and (v) assuming all conditions precedent in the Debt Commitment Letter have been satisfied, subject to the requirements of Section 1.02, drawing upon and consummating the Debt Financing at or prior to the Closing.

(b)          Notwithstanding anything to the contrary in this Agreement, if Parent or Merger Sub becomes aware that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Commitment Letter, (A) Parent shall promptly so notify the Company, and (B) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company, to Parent and Merger Sub than those contained in the Debt Commitment Letter, in an amount sufficient (assuming the Excluded Shares are cancelled without payment of consideration) to consummate the Merger and the other Transactions, when added to the portion of the Financing and other funds that are available (including the Deposited Available Cash), assuming the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions by Parent (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing Documents”, together with the Debt Commitment Letter, the Additional Commitment Letters, if any, and the Debt Financing Agreement, each a “Financing Document”) and Parent shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, a true and complete copy of each such Alternative Debt Financing Document (except for customary engagement letters). Any reference in this Agreement to (A) the “Debt Financing” (as defined in Section 4.05(a)) shall be deemed to include the Alternative Debt Financing and any modification to the Debt Commitment Letter pursuant to this Section 6.07, (B) the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Financing Documents to the extent then in effect) and (C) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including in connection with any Financing Documents to the extent then in effect).

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(c)          Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub shall have the right, but not the obligation to, negotiate, execute and perform the obligations under any equity commitment letters or convertible note commitment letters (the “Additional Commitment Letters”) to be delivered by one or more of additional financing sources named therein (the “Additional Financing Sources”), in a form reasonably acceptable to the Special Committee, pursuant to which the Additional Financing Sources have committed to provide, subject to the terms and conditions therein, equity financing or convertible debt financing of Parent up to the aggregate amount set forth therein; provided that, without the prior written consent by the Special Committee, any of such Additional Financing Sources shall not be a Person other than (i) certain potential investors the identities of which are forth in Section 6.07(c) of the Parent Disclosure Schedule, (ii) a director, officer or employee of the Company, or (iii) an Affiliate of any of the Persons set forth in (i) and (ii) above.

(d)          Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents or, if applicable, the Alternative Debt Financing Documents, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing or (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify the Financing in a manner that would reasonably be expected to (A) prevent or delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to any Financing Document.

(e)          Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any material breach of any provision of, or termination by any party to, any Financing Document, or (B) upon the receipt of any written notice or other written communication from any person with respect to any threatened material breach or threatened termination by any party to any Financing Document, and (ii) prior to the Closing, at the written request of the Company, provide the Company with such information as shall be reasonably requested by the Company to allow the Company to monitor the status of Parent and Merger Sub’s efforts to arrange the Financing or any Alternative Debt Financing.

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(f)          Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing or Alternative Debt Financing shall not be a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or Alternative Debt Financing, subject to the applicable conditions set forth in Article VII, the breach of which obligation will give rise to the remedies set forth in Article VIII.

(g)          The Company acknowledges and agrees that Parent and Merger Sub shall have the right to apply any amount of the Available Cash towards payment of the Exchange Fund and shall cooperate with Parent and Merger Sub to deposit such Available Cash with the Paying Agent in the Exchange Fund immediately prior to the Effective Time; provided that in no event shall such use of the Available Cash render any Group Company or the Group Companies on a consolidated basis to be Insolvent immediately after the Closing.

Section 6.08         Financing Assistance.

Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to provide to Parent and Merger Sub such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Debt Financing, or if applicable, any Alternative Debt Financing (provided that such requested cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries and is consistent with Law), including, without limitation, (i) as promptly as reasonably practicable, furnishing to Parent and Merger Sub the financial statements as may be reasonably requested by Parent and Financing Sources; (ii) participation in a reasonable number of customary meetings, presentations and due diligence sessions, including arranging for reasonable direct contact between Representatives of the Company with Representatives of Parent and Financing Sources; (iii) to the extent customary and in accordance with applicable Law, facilitating the securing or pledging of collateral in connection with the Debt Financing or, if applicable, the Alternative Debt Financing as reasonably requested by Parent and the lenders party thereto under the Financing Documents; (iv) operating with Representatives of Parent or Financing Sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of any Group Company, including for the purpose of establishing collateral eligibility and values; (v) (A) taking customary actions reasonably necessary to permit the Financing Sources to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establishing bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing (provided such accounts, agreements and arrangements shall not become active or take effect until after the Effective Time), (vi) furnishing Parent, Merger Sub and their respective Representatives promptly with all documentation and other information required with respect to the Debt Financing and/or any Alternative Debt Financing under applicable “know you customer” and anti-money laundering rules and regulations, and (vii) taking reasonable and customary corporate actions necessary to permit the consummation of the Debt Financing and/or Alternative Debt Financing, including without limitations the execution and delivery at the Closing of any Financing Document. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 6.08 or otherwise in connection with any Debt Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof, or (z) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to the Effective Time. Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out of pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.08 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing or, if applicable, the Alternative Debt Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses shall have arisen out of or resulted from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

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Section 6.09         Further Action; Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall, and shall cause their respective Representatives to, (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources as are necessary to obtain any requisite regulatory approvals and taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including, without limitation, committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that nothing herein shall require the Company or its Subsidiaries to take any action that is not contingent upon the Closing. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b)          Each party hereto shall, upon the reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Authority in connection with the Transactions.

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Section 6.10         Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.11         Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent of any Actions commenced or, to the knowledge of the Company on the one hand and to the knowledge of Parent on the other hand, threatened against such party and/or its directors which relate to this Agreement or the Transactions. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions..

Section 6.12         Resignations.

To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company.

Section 6.13         Public Announcements.

Except as may be required by applicable Laws, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 6.14         Stock Exchange Delisting.

The Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE or the SEC to enable the delisting from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

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Section 6.15         Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the Transactions, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to lawfully eliminate or minimize the effects of such Takeover Statute in the Company’s memorandum and articles of association on the Transactions.

Section 6.16         Actions Taken at Direction of Founder Parties.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III and Article VI hereof, if the alleged breach is the proximate result of action or inaction by the Company following the execution and delivery of this Agreement at the direction of Founder Parties of the Company , regardless of whether there is any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Article VII

CONDITIONS TO THE MERGER

Section 7.01         Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing Date of the following conditions:

(a)          Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)          No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”) which is then in effect (whether temporary, preliminary or permanent), and has or would reasonably be expected to have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions.

Section 7.02         Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

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(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03 and Section 3.04, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct would not have a Material Adverse Effect; and (ii) the representations and warranties set forth in Section 3.03 and Section 3.04 shall be true and correct (except, solely with respect to Section 3.03, for de minimus inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), in each case, interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein.

(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)         Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.

Section 7.03         Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b)          Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by a director of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

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Section 7.04         Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01         Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company Board, upon the unanimous approval of the Special Committee).

Section 8.02         Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the unanimous approval of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)          the Merger shall not have been consummated on or before the date falling eight (8) months from the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to such party’s breach or failure to perform in any material respect any of its obligations under this Agreement;

(b)          any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any final or non-appealable Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting the consummation of the Transactions; provided, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to such party’s breach or failure to perform in any material respect any of its obligations under this Agreement; or

(c)          the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided, that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to a party if the failure to obtain the Requisite Company Vote was primarily due to such party’s breach or failure to perform in any material respect any of its obligations under Section 6.01, Section 6.02 or Section 6.04.

Section 8.03         Termination by the Company.

This Agreement may be terminated by the Company (upon the unanimous approval of the Special Committee) at any time prior to the Effective Time, if:

(a)          prior to the receipt of the Requisite Company Vote, (i) the Company Board has, upon the unanimous recommendation of the Special Committee, authorized the Company to enter into an Alternative Acquisition Agreement, (ii) immediately prior to, concurrently with or immediately following the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal, and (iii) the Company immediately prior to, or concurrently with, such termination pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 8.06(a); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(a) unless the Company has complied in all material respects with the requirements of Section 6.04.

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(b)          a breach or failure in any material respect of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured (x) within thirty (30) Business Days following receipt of written notice by Parent and Merger Sub of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.03(b) or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01, Section 7.02(a) or Section 7.02(b) not being satisfied; or

(c)          if (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived by the party having the benefit thereof or by Parent and Merger Sub, as the case maybe, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or that it is willing to waive any unsatisfied condition in Section 7.03 and (iii) the Merger shall not have been consummated within ten (10) Business Days after the delivery of such notice.

Section 8.04         Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)          a breach or failure in any material respect of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach or failure would give rise to the failure of a condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b) and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured (x) within thirty (30) Business Days following receipt of written notice by the Company of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.04(a) or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01, Section 7.03(a) or Section 7.03(b) not being satisfied; or

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(b)          a Company Triggering Event shall have occurred.

Section 8.05         Effect of Termination.

In the event of the termination of this Agreement pursuant to this Article VIII, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.03(b), Section 6.08, Section 6.13, Section 8.05, Section 8.06 and Article IX shall survive any termination of this Agreement, and nothing in this Section 8.05 shall relieve any party from liability for any knowing and intentional breach prior to such termination of, or fraud committed prior to the termination in connection with this Agreement.

Section 8.06         Fees Following Termination.

(a)          The Company will pay, or cause to be paid, to one or more designees of Parent an amount equal to US$14,117,000 (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04; (ii) by the Company pursuant to Section 8.03(a) or (iii) by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c) if (A) after the date hereof and prior to the time of the termination, a bona fide Acquisition Proposal shall have been made known to the Company or shall have been publicly announced or publicly made known, and not withdrawn and (B) within twelve (12) months after such termination, the Company enters into a definitive agreement with respect to such Acquisition Proposal (provided that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”). The Company shall pay the Company Termination Fee: (x) in the case of termination pursuant to clause (i) and (ii), within three (3) Business Days following such termination, and (y) in the case of termination pursuant to clause (iii), as promptly as practicable (but in any event within three (3) Business Days) following the entry by any Group Company into any definitive agreement in connection with such Acquisition Proposal. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)          Parent will pay, or cause to be paid, to the Company an amount equal to US$28,234,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(b) or Section 8.03(c), such payment to be made as promptly as possible (but in any event within ten (10) Business Days) following such termination.

(c)          In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate established by the Wall Street Journal Table of Money Rates. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

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(d)          Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e)          Notwithstanding anything to the contrary in this Agreement, the Financing Commitments or the Limited Guarantee, in the event that Parent or Merger Sub fails to effect the Closing pursuant to the Agreement for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate the Agreement and receive the Parent Termination Fee in accordance with Section 8.06(b) and the guarantee of such obligations pursuant to the Limited Guarantee (subject to the terms, conditions and limitations therein) and any amount under Section 6.08 shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (A) Parent, Merger Sub or the Guarantors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or any Guarantor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) – (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated; provided, however, that nothing in this Section 8.06(e) or elsewhere in this Agreement shall limit the rights of the Company under Section 9.08. For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Financing Commitments and the Limited Guarantee) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and any amount pursuant to Section 6.08, and in no event shall any of Group Company, the direct or indirect shareholders of the Company or any other person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Financing Commitments and the Limited Guarantee), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) or Section 6.08 or the Guarantors to the extent provided in the Limited Guarantee. This provision was specifically bargained for and reflected in the Per Share Merger Consideration and Per ADS Merger Consideration, and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

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(f)          Notwithstanding anything to the contrary in this Agreement, in the event the Company pays the Company Termination Fee in accordance with Section 8.06(a), then such payment shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent and all members of the Parent Group against any Group Company or any member of the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Transactions to be consummated; provided, however, that nothing in this Section 8.06(f) or elsewhere in this Agreement shall limit the rights of Parent or Merger Sub under Section 9.08. For the avoidance of doubt, in the event the Company pays the Company Termination Fee in accordance with Section 8.06(a), no Group Company nor any member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than such payment of the Company Termination Fee pursuant to Section 8.06(a), and in no event shall any member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any Group Company or any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a). This provision was specifically bargained for and reflected in the Per Share Merger Consideration and Per ADS Merger Consideration, and is intended to be for the benefit of, and shall be enforceable by, the Company and each member of the Company Group.

Article IX

GENERAL PROVISIONS

Section 9.01         Non-Survival of Representations, Warranties and Agreements.

None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time. None of the covenants and agreements in this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this Article IX, Section 6.05, Section 6.08, the agreements of the Company, Parent and Merger Sub contained in Article I and Article II, and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time until fully performed.

Section 9.02         Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

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if to Parent or Merger Sub:

Dangdang Holding Company Limited

Dangdang Merger Company Limited

c/o E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China
Attention:           Ms. Peggy Yu Yu

with a copy to:

Skadden, Arps, Slate, Meagher & Flom

42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention:           Z. Julie Gao / Haiping Li

Facsimile:           (+852) 3910-4850 / (+852) 3910-4835

if to the Company:

E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China
Attention:           Chairperson of the Special Committee

with a copy to:

Shearman & Sterling

12th Floor Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention:           Stephanie Tang
Facsimile:           (+852) 2140-0303

Section 9.03         Certain Definitions.

(a)          For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the Transactions): (a) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue, operating income or EBITDA of the Company are attributable; (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent 15% or more of the total revenue, operating income, EBITDA or assets of the Company and its Subsidiaries taken as a whole; (c) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company; or (e) any combination of the foregoing.

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“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including, without limitation, laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Cash” means cash of the Company and its Subsidiaries on a consolidated basis available immediately prior to the Closing in one or more bank accounts of the Company or its Subsidiaries, net of issued but uncleared checks and drafts, free of any Lien.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, the Cayman Islands, the PRC or Hong Kong.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent and Merger Sub on the date hereof.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Share Award” means each Company Option and any other awards granted by the Company under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation; and (ii) the Company Board shall have recommended to the shareholders of the Company an Acquisition Proposal or shall have resolved to do so.

“Confidentiality Agreement” means the confidentiality agreement between the Company, on the one hand, and Ms. Peggy Yu Yu and Mr. Guoqing Li, on the other hand, dated August 14, 2015.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other legally binding instrument.

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“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Deposited Available Cash” means the amount of Available Cash deposited in the Exchange Fund immediately prior to the Effective Time.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Excluded Shares” means, collectively, (i) the Rollover Shares as set forth on Annex B; (ii) Shares held by Parent, the Company or any of their Subsidiaries; and (iii) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Share Incentive Plans.

“Expenses” means, with respect to any party hereto, all out of pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the closing of the Merger and the Transactions.

“Financing Sources” means the parties to the Debt Commitment Letter as in effect from time to time and any joinder agreements, indentures, purchase agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective current, former and future Affiliates, officers, directors, agents, partners, members, employees and representatives involved in the Debt Financing or the Alternative Debt Financing and their respective successors and assigns.

“Founder Parties” means Ms. Peggy Yu Yu, Mr. Guoqing Li, Kewen Holding Co. Limited, a British Virgin Islands business company, and Science & Culture International Limited, a British Virgin Islands business company.

“Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

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“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing hazardous material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person under currency, interest rate or other swaps, and all hedging and other obligations of such Person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (viii) all Indebtedness of others referred to in clauses (i) through (vii) above guaranteed directly or indirectly in any manner by such Person, and (ix) all Indebtedness referred to in clauses (i) through (vii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means in any and all jurisdictions worldwide, all (i) patents, utility models and statutory invention registrations, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, logos and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, (iv) confidential and proprietary information, including trade secrets, know-how and invention rights, and (v) registrations, applications, renewals, continuations, continuations-in-part, substitutions and extensions for any of the foregoing in (i)-(v).

“knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry and investigation, of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, with respect to Parent or Merger Sub, the actual knowledge, after reasonable inquiry and investigation, of the individuals listed in Section 9.03(a) of the Parent Disclosure Schedule.

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“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Adverse Effect” means any event, circumstance, change or effect (“Effect”) that, individually or in the aggregate with all other Effects, (i) is, or would reasonably be expected to be, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Group Companies taken as a whole or (ii) would reasonably be expected to, prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that clause (i) shall not include any event, circumstance, change or effect occurring after the date hereof to the extent resulting from (a) changes in general economic, political, credit or financial market conditions or changes in securities markets in general, (b) the consummation of the Transactions, the public announcement of the Transactions or the identity of Parent and its Affiliates (including the initiation of litigation or other legal proceedings or any losses of customers or employees), (c) changes caused by a material worsening of current conditions caused by acts of terrorism, war (whether or not declared), outbreak or escalation of hostilities, act of God or natural disasters or similar events, (d) changes in the market price or trading volume of Shares (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur), (e) actions or omissions of the Company or any of its Subsidiaries (x) that are required by this Agreement, (y) taken with the consent of Parent or Merger Sub or (z) taken at the request of Parent or Merger Sub, (f) any breach of this Agreement by Parent or Merger Sub, (g) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur), (h) any change or prospective change in the Company’s credit ratings, (i) changes in GAAP or applicable Laws or any interpretation thereof after the date hereof, or (j) factors generally affecting the industries in which the Group Companies operate; provided, that the Effects set forth in clauses (a), (c), (d), (i) and (j) above may be taken into account in determining whether a “Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Group Companies, taken as a whole, relative to the other participants in the same industries and geographic markets in which the Group Companies conduct their businesses.

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“Permitted Encumbrances” shall mean: (a) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date, or which are being contested in good faith by appropriate proceedings; (b) mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens for labor, materials or supplies incurred in the ordinary course of business for amounts which are not due and payable, and as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith by appropriate proceedings; (c) leases, licenses and subleases (other than capital leases and leases underlying sale and leaseback transactions); (d) Liens imposed by applicable Law; (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, in each case, in the ordinary course of business; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Liens that are disclosed in the Company SEC Reports filed or furnished prior to the date hereof; (i) Liens securing Indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof or (B) have otherwise been disclosed to Parent; (j) matters which would be disclosed by an accurate survey or inspection of the real property which do not, individually or in the aggregate, materially impair the occupancy or current use of such real property which they encumber; (k) outbound license agreements entered into in the ordinary course of business; (l) standard survey and title exceptions; and (m) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not constitute a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Rollover Shares” means certain of the Shares or ADSs held by the Rollover Shareholders, as set forth in Annex B hereto.

“Rollover Shareholders” means certain holders of Shares or ADSs, as set forth in Annex B hereto.

“Share Incentive Plans” means, collectively, the Company’s share incentive plan adopted in 2004 and the share incentive plan adopted in 2010, and all amendments and modifications thereto.

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, and (iv) media, documentation and other works of authorship embodying any of the foregoing or on which any of the foregoing is recorded.

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“Subsidiary” means, with respect to any Person, any Person of which (i) such party or any other Subsidiary of such party is a general partner, (ii) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) of which such party or any other Subsidiary of such party controls through contractual arrangements.

“Superior Proposal” means a written bona fide Acquisition Proposal, which shall not have been obtained in violation of Section 6.04, that would result in any person becoming the beneficial owner, directly or indirectly, of more than 50% of the outstanding equity securities, of the Company that the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee after consultation with a financial advisor of internationally recognized reputation and independent legal counsel, is reasonably likely to be consummated in accordance with its terms and, taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(c) or otherwise prior to the time of determination), including financing, regulatory approvals, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Merger; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (A) it is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making such Acquisition Proposal, (B) the consummation of the transactions contemplated thereby is conditioned upon receipt of financing or (C) the consummation of the transactions contemplated thereby is conditioned upon obtaining any consent or approval of a Governmental Authority or other third party that is not required pursuant to this Agreement as a condition to the closing of the Merger (after giving effect to all modifications or adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.04(d)).

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

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“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of the Share Incentive Plan and the applicable award agreement pursuant to which such Company Option was granted.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	Section 6.04(b)
Action	Section 3.10
Additional Commitment Letters	Section 6.07(c)
Additional Financing Sources	Section 6.07(c)
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Debt Financing	Section 6.07(a)
Alternative Debt Financing Documents	Section 6.07(a)
Arbitrator	Section 9.09(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Class A Share	Section 2.01(a)
Class B Share	Section 2.01(a)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 3.03(b)
Company	Preamble
Company Benefit Plans	Section 3.11(a)
Company Board	Recitals
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.14(b)
Company Owned Intellectual Property	Section 3.14(a)
Company Recommendation	Section 3.04(b)
Company Representatives	Section 6.04(a)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.05(a)

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Debt Financing	Section 4.05(a)
Debt Financing Agreement	Section 6.07(a)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Employees	Section 3.12(b)
Exchange Act	Section 3.04(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
Financing Commitment	Section 4.05(a)
Financing Commitments	Section 4.05(a)
Financing Document	Section 6.07(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantor	Recitals
Guarantors	Recitals
HKIAC	Section 9.09(b)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Leased Real Property	Section 3.13(b)
Limited Guarantee	Recitals
Material Company Permits	Section 3.06(a)
Material Contract	Section 3.17(a)
Merger	Recitals
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.04(c)
Notice Period	Section 6.04(c)
NYSE	Section 3.05(b)
Order	Section 7.01(b)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01
Real Property Leases	Section 3.13(b)
Record ADS Holders	Section 6.02(a)
Representatives	Section 4.11
Requisite Company Vote	Section 3.04(a)
Rollover Agreement	Recitals
Rules	Section 9.09(b)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)

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Shareholders’ Meeting	Section 6.02(a)
Shares	Section 2.01(a)
Special Committee	Recitals
Support Agreement	Recitals
Surviving Company	Section 1.01
Takeover Statute	Section 3.21
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04         Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.05         Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 9.06         Entire Agreement; Assignment.

This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule and any exhibits or annexes thereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (a) any Affiliate of Parent or (b) any Person providing the Debt Financing pursuant to the terms thereof (solely to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement or any rights hereunder as collateral in respect of such Debt Financing and permissible under applicable Law), provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

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Section 9.07         Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 and Section 8.06 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that in no event shall any holders of Shares (including Class A Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08         Specific Performance.

(a)          The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event any provision of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by the parties, in addition to any other remedy at law or equity. Each of the Company, Parent and Merger Sub hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by the other parties, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) if longer, such time period established by the court presiding over such Action.

(b)          Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Company shall be entitled to obtain an injunction, specific performance or other equitable remedies to enforce Parent’s and Merger Sub’s obligation to consummate the Merger but only in the event that each of the following conditions has been satisfied: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or, if permissible, waived in accordance with this Agreement, (ii) Parent and Merger Sub have failed to complete the Closing by the date the Closing should have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, the Alternative Debt Financing) has been funded or will be funded at the Closing in accordance with the terms thereof, and (iv) the Company has irrevocably confirmed by notice to Parent that if specific performance is granted and the Debt Financing (or, if applicable, the Alternative Debt Financing) is funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to consummate the Merger if the Debt Financing (or, if applicable, the Alternative Debt Financing) has not been funded (or will not be funded at the Closing) in the absence of any breach by Parent or Merger Sub of this Agreement or any Financing Document.

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(c)          Until such time as the Company pays the Company Termination Fee, the remedies available to each of Parent and Merger Sub pursuant to this Section 9.08 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.06. For the avoidance of doubt, under no circumstances shall Parent be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.08 that results in a Closing and (ii) monetary damages, including all or any portion of the Company Termination Fee.

(d)          Until such time as Parent pays the Parent Termination Fee, the remedies available to the Company pursuant to this Section 9.08 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.06. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.08 that results in a Closing and (ii) monetary damages, including all or any portion of the Parent Termination Fee.

Section 9.09         Governing Law; Dispute Resolution.

(a)          This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed, performed, enforced and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Surviving Company, the cancellation and conversion of the Shares as the case may be (including Shares represented by ADSs), the rights set forth in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board (and the Special Committee) and the board of directors of Parent and Merger Sub and the internal corporate affairs of the Company, Parent and Merger Sub.

(b)          Subject to Section 9.08 and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09(b) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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Section 9.10         Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or in the case of the Company, the Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11         Waiver.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12         Counterparts.

This Agreement may be executed and delivered (including by pdf electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[The remainder of the page is intentionally left blank.]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Dangdang Holding Company Limited

By	/s/ Peggy Yu Yu
Name:	Peggy Yu Yu
Title:	Director

Dangdang Merger Company Limited

By	/s/ Peggy Yu Yu
Name:	Peggy Yu Yu
Title:	Director

E-Commerce China Dangdang Inc.

By	/s/ Ruby Rong Lu
Name:	Ruby Rong Lu
Title:	Chairperson of the Special Committee

[Signature Page to Merger Agreement]

Annex A

PLAN OF MERGER

[Attached]

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PLAN OF MERGER

THIS PLAN OF MERGER is made on [          ], 2016

BETWEEN

(1)	Dangdang Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on 8 April 2016, with its registered office situated at Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands, Cayman Islands (“Merger Sub”); and

(2)	E-Commerce China Dangdang Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands on January 7, 2000, with its registered office situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or “Surviving Company,” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement and plan of merger (the “Agreement”) dated May 28, 2016 by and between Parent, Merger Sub and the Company, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”) , pursuant to which the Merger Sub will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b)	This Plan of Merger is made in accordance with Section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Companies Law) shall be the Surviving Company which shall continue to be named E-Commerce China Dangdang Inc.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Time (as defined below), the authorised share capital of Merger Sub was US$50,000 divided into 50,000 shares of US$1.00 par value per share of which one share had been issued and fully paid.

5.	Immediately prior to the Effective Time, the authorised share capital of the Company was US$100,000, divided into 548,955,840 Class A common shares of a par value of US$0.0001 each (“Class A Common Shares”) and 451,044,160 Class B common shares of a par value of US$0.0001 each (“Class B Common Shares”, together with the Class B Common Shares, “Common Shares”), of which 279,557,750 Class A Common Shares and 131,876,660 Class B Common Shares had been issued and fully paid.

6.	At the Effective Time, the authorised share capital of the Surviving Company shall be US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each.

7.	In accordance with the terms and conditions of the Agreement, at the Effective Time:

(a)	each Common Share of the Company issued and outstanding immediately prior to the Effective Time, other than any (x) Excluded Shares and (y) Dissenting Shares, shall be cancelled in consideration for the right to receive the Per Share Merger Consideration and cease to exist;

(b)	each Excluded Share issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(c)	each Dissenting Share issued and outstanding immediately prior to the Effective Time held by persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled in exchange for payment of the fair value in accordance with the procedure in Section 238 of the Companies Law; and

(d)	each share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Company.

8.	At the Effective Time, the shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

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(d)	generally be entitled to enjoy all of the rights attaching to such shares;

in each case as set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form attached as Annex B to this Plan of Merger.

EFFECTIVE TIME

9.	The Merger shall take effect on [ ], 2016 (the “Effective Time”).

PROPERTY

10.	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

11.	At the Effective Time, the Memorandum of Association and Articles of Association of the Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form attached as Annex B to this Plan of Merger.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[ ]	[ ]

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SECURED CREDITORS

14.

(a)	Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b)	The Company has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the sole director of Merger Sub and the board of directors of the Company pursuant to Section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to Section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

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For and on behalf of Dangdang Merger company limited:

[ ]	Date:
Director

A-6

For and on behalf of E-COMMERCE CHINA DANGDANG INC.:

[ ]	Date:
Director

A-7

ANNEX A

(Agreement and Plan of Merger)

A-8

ANNEX B

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

A-9

Annex B

rollover shares

	Class A Shares
Rollover Shareholder	Shares		Shares represented by ADSs	Class B Shares
Peggy Yu Yu	3,135,840		—	13,000,000
Guoqing Li	—		1,185,000	—
Kewen Holding Co. Limited	—		—	21,876,660
Science and Culture International Limited	—		—	97,000,000
First Profit Management Limited	210,425	*	—	—
Min Kan	—		70,000	—

*	Include 164,000 Class A Shares beneficially owned by Danqian Yao and 46,425 Class A Shares beneficially owned by Lijun Chen, in each case, held of record by First Profit Management Limited as a nominee shareholder.

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